Exhibit 99.3

BioNTech SE, Mainz
ordinary Annual General Meeting on 17/05/2024

Voting results - Overview

		Valid votes cast		Yes votes		No votes	
		Shares	% of capital stock	Shares	%	Shares	%
Item 2	Resolution on the Appropriation of Balance Sheet Profit for the 2023 Financial Year	217,475,666	87.50 %	217,364,146	*99.95 %*	111,520	*0.05 %*
Item 3	Resolution on the Approval of the Actions of the Management Board	177,450,928	71.39 %	177,279,149	*99.90 %*	171,779	*0.10 %*
Item 4	Resolution on the Approval of the Actions of the Supervisory Board	214,986,400	86.50 %	212,475,898	*98.83 %*	2,510,502	*1.17 %*
Item 5	Resolution on the Appointment of the Auditor of the Annual Financial Statements and the Auditor of the Consolidated Financial Statements for the 2024 Financial Year as well as the Auditor for any Audit or Review of Interim Financial Information During the Year	217,482,977	87.50 %	216,757,573	*99.67 %*	725,404	*0.33 %*
Item 6	Resolution on the Approval of the Compensation Report	217,481,023	87.50 %	208,829,552	*96.02 %*	8,651,471	*3.98 %*
Item 7	Resolution on the approval of the adjusted Compensation System for members of the Management Board	217,482,702	87.50 %	211,676,453	*97.33 %*	5,806,249	*2.67 %*
Item 8	Resolution on the Adjustment of the Compensation System and the Compensation of the Supervisory Board members as well as the corresponding Amendment to Art. 9 para. 6 of the Articles of Association	217,478,894	87.50 %	212,415,111	*97.67 %*	5,063,783	*2.33 %*
Item 9	Resolution on the Cancellation of an existing Authorization and the Creation of a new Authorization to issue Bonds with warrants and/or Convertible Bonds and to exclude Subscription Rights, together with the simultaneous Cancellation of the existing Conditional Capital WSV 2019 and the Creation of new Conditional Capital WSV 2024 as well as a corresponding Amendment to the Articles of Association	217,467,951	87.49 %	211,471,422	*97.24 %*	5,996,529	*2.76 %*
Item 10	Resolution on the Authorization to acquire Treasury Shares, also excluding Tender Rights, and to use them, also excluding Subscription Rights, as well as the Cancellation of the existing Authorization	217,445,891	87.48 %	217,142,950	*99.86 %*	302,941	*0.14 %*
Item 11	Resolution on the Authorization to use Derivatives in connection with the Acquisition of Treasury Shares	217,434,396	87.48 %	217,118,497	*99.85 %*	315,899	*0.15 %*

Note: Percentages rounded to 2 decimal places

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Voting results - Overview BioNTech SE, Mainz ordinary Annual General Meeting on 17/05/2024 Page 2Note: Percentages rounded to 2 decimal places Valid votes cast Yes votes No votes Shares % of capital stock Shares % Shares % Item 12 Amendment of authorizations to issue Stock Options 217,482,638 87.50% 217,152,276 99.85% 330,362 0.15 % Item 13 Resolution on the partial Cancellation of the Conditional Capital ESOP 2017/2019, the partial Cancellation and Amendment of an Authorization to issue Stock Options (ESOP 2021) as well as on the partial Cancellation of the Conditional Capital ESOP 2021, a new authorization to issue Stock Options (ESOP 2024) and the Creation of a new Conditional Capital ESOP 2024 and corresponding Amendments to the Articles of Association 217,459,429 87.49% 216,577,888 99.59% 881,541 0.41 % Item 14 Resolution on the approval of the conclusion of a Domination and Profit and Loss Transfer Agreement between BioNTech SE and BioNTech Collaborations GmbH 217,467,268 87.49% 217,415,742 99.98% 51,526 0.02%